Exhibit 12

Horizon Lines Holding Corp.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December,					Total for Year Ended December 21, 2003		Total for Year Ended December 26, 2004
	2000	2001		2002
	($ in thousands)
Pretax income (loss)	$(8,105)	$28,244		$35,458		$24,728		$27,036

Fixed charges	20,016	13,638		7,133		13,463		25,479
Rentals	30,427	29,412		26,674		25,993		26,193

Total fixed charges	50,443	43,050		33,807		39,456		51,672

Pretax earnings plus fixed charges	42,338	71,294		69,265		64,184		78,708
Ratio of earnings to fixed charges	—	1.66	x	2.05	x	1.63	x	1.52	x